UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

24 November 2006

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report on Form 6-K contains the following press release:

TNTs corporate website ranked number one in Europe

23 November 2006

23 November 2006

TNTs corporate website ranked number one in Europe

TNT’s corporate website (http://group.tnt.com) is ranked as the best in class corporate website in Europe by Hallvarsson & Halvarsson, Europe’s leading web survey company. The annual evaluation, rates the quality of the websites of Europe's 174 largest companies and particularly qualified TNT’s navigation capabilities as ‘best practice’.

Peter Bakker CEO of TNT: “We are very proud that, for the second time in succession, we have been awarded best corporate website in Europe. Transparency is crucial in delivering trust to our customers, employees and shareholders. We believe a good website is an essential element of the communication with all our stakeholders.”

The survey in 2006 placed more emphasis on interactive criteria such as podcasts, online annual reports and RSS news feeds. The 124 criteria for the survey were drawn from the responses to a questionnaire sent to more than 400 financial analysts, investors and business journalists from 25 European countries.

For further information on the rankings, please visit: www.webranking.nu

TNT

TNT provides businesses and consumers worldwide with an extensive range of services for their mail and express delivery needs. Headquartered in the Netherlands, TNT offers efficient network infrastructures in Europe and Asia and is expanding operations worldwide to maximize its network performance. TNT serves more than 200 countries and employs around 127,000 people. In the first nine months of 2006, TNT reported € 7.3 billion in revenues and € 921 million EBIT from continuing operations. TNT N.V. is publicly listed on the stock exchanges of Amsterdam and New York. TNT recognizes its social responsibility, and has formed partnerships with the United Nations World Food Programme and the United Nations Environmental Programme to fight hunger and pollution in the world. More information about TNT can be found on its website http://group.tnt.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 24 November 2006